Messerli & Kramer P.A.

150 South Fifth Street, Suite 1800

Minneapolis, Minnesota  55402

Via EDGAR

May 16, 2005

U.S. Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C.  20549-0405

Re:

Bontan Corporation (the "Company")

Amendment No. 2 to Registration Statement on Form F-3

SEC File No. 333-123533

Ladies and Gentlemen:

With this letter, we are (i) filing Amendment No. 2 to the above Registration Statement containing changes as requested by the Staff in telephone calls, and (ii) providing additional supplemental information regarding comment no. 2 contained in the Staff’s comment letter dated April 22, 2005.

With respect to comment no. 2, supplementally, we advise the Staff that no selling shareholder is a registered-broker dealer or affiliate of a registered broker-dealer in the United States.  However, two selling shareholders are registered broker-dealers under Quebec laws; namely, David M. Glazer and Robert Mendel. Messrs. Glazer and Mendel represented to the Company that they purchased the Company's securities which are the subject of the registration statement for their own (or their affiliate's) behalf in the ordinary course of business, and at the time of purchase of such securities, they had no agreement, undertaking, arrangement, obligation or commitment, directly or indirectly, with any party to distribute the securities.

The Company has added the foregoing information to page 14 of the Registration Statement.

Please contact the undersigned regarding this filing at 612-672-3765.  Thank you for your prompt attention to our filing.

U.S. Securities and Exchange Commission

May 16, 2005

Very truly yours,

/s/ Pamela A. Curran

Pamela A. Curran

Messerli & Kramer P.A.

150 South Fifth Street, Suite 1800

Minneapolis MN 55402

612 672 3765 (direct)

pcurran@mandklaw.com